                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                                Open Market, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    68370M100
                                 (CUSIP Number)


           Jude M. Sullivan, Senior Vice President and General Counsel
                                  divine, inc.
                            1301 North Elston Avenue
                             Chicago, Illinois 60622
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 15, 2001
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

             NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68370m100                 13D                 Page  2  of  8 Pages
          ---------                                          ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     divine, inc.
     I.R.S. Identification No.: 36-4301991

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  / /
     (SEE Instructions)                                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE Instructions)
      OO
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /  /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                    4,973,398 (1)
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,973,398 (1)
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /  /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.53%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE Instructions)

        CO
-------------------------------------------------------------------------------
                          (1) See Items 3 and 4 below.

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 (the "Common Stock"), of Open Market, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "Open Market"). The principal executive offices of Open Market are located at One Wayside Road, Burlington, Massachusetts 01803.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is divine, inc., a Delaware corporation ("divine" or the "Reporting Person").

     (b) The address of the Reporting Person's principal business is 1301 North Elston Avenue, Chicago, Illinois 60622.

     (c) divine is an enterprise solutions company delivering a combination of service, Web-based technology, and managed applications capability that enables businesses to deploy advanced enterprise solutions that are integrated with their business strategy and existing technical systems.

     (d) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(d).

     (e) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule A is required to disclose legal proceedings pursuant to Item 2(e).

     (f) To the Reporting Person's knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

     Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of divine as of the date hereof.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As an inducement for divine to enter into the Merger Agreement described in
Item 4 and in consideration thereof, each of Harland K. LaVigne, Thomas H. Bruggere, Shikhar Ghosh, William S. Kaiser, B.C. Krishna, Eugene F. Quinn, Paul
L. Sagan, Joseph Alwan, Patrick Scannell, Edward Durkin and Greylock Equity Limited Partnership (collectively, the "Stockholders"), each a stockholder of Open Market, entered into a stockholder agreement (the "Stockholder Agreement") with divine. divine did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreement. In addition, the Stockholders granted divine an irrevocable proxy with respect to the shares covered by the Stockholder Agreement.

     References to, and descriptions of the Merger, the Merger Agreement, the Credit Agreement, and the Stockholder Agreement as set forth herein are qualified in their entirety by


                                     3 of 8
reference to the copies of the Merger Agreement, the Credit Agreement, and the Stockholder Agreement included as Exhibits 1, 2, and 3 respectively to this
Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of August 15, 2001 (the "Merger Agreement"), among divine, DI1 Acquisition Company, a newly-formed Delaware corporation and wholly-owned subsidiary of divine ("Merger Sub"), and Open Market, and subject to the conditions set forth therein (including approval of the Merger by stockholders of Open Market), Merger Sub will be merged with and into Open Market, and the separate corporate existence of Merger Sub shall thereupon cease, and Open Market shall be the successor or surviving corporation and shall continue its existence under the laws of the State of Delaware. Open Market, as the surviving corporation after the consummation of the Merger, is sometimes hereinafter referred to as the "Surviving Corporation."

     As a result of the Merger, each outstanding share of Open Market common stock will be converted into the right to receive that number of shares of divine's class A common stock obtained by dividing (1) 44,285,714 by (2) the total number of shares of Open Market's common stock outstanding as of the closing of the Merger (the "Exchange Ratio"), including, for this purpose, all shares issuable upon conversion of any then outstanding Series E 6% Cumulative Convertible Preferred Stock of Open Market (the "OMKT Preferred Stock") and upon exercise of an adjustment warrant held by the holder of the OMKT Preferred Stock, but excluding any shares of Open Market common stock issued upon exercise of options then outstanding as of the date of the Merger Agreement, subject to adjustment as set forth in the Merger Agreement. In addition, each share of OMKT Preferred Stock issued and outstanding as of the closing of the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive a number of shares of divine's class A common stock equal to the product of the Exchange Ratio multiplied by the number of shares of Open Market's common stock into which such share of OMKT Preferred Stock is then convertible at the then applicable conversion ratio for such OMKT Preferred Stock. If divine's class A common stock undergoes any reclassification, stock split, or stock dividend, or any change or conversion prior to the Effective Time (as that term is defined in the Merger Agreement), appropriate and proportionate adjustments, if any, shall be made to the Exchange Ratio.

     Each outstanding option and warrant to purchase shares of Open Market's common stock will be converted into an option or warrant to purchase the number of shares of divine's class A common stock equal to the number of shares of Open Market's common stock subject to such option or warrant multiplied by the Exchange Ratio, with an exercise price equal to the exercise price of that option or warrant divided by the Exchange Ratio.

     In connection with the Merger Agreement, divine and Open Market also entered into a Credit Agreement, pursuant to which divine made an initial loan to Open Market of $5 million and will, upon request, make additional loans to Open Market of $1.5 million per month beginning in October 2001 and $2.5 million per month beginning in January 2002 through March 2002, subject to the earlier consummation of the Merger.


                                     4 of 8

     The Stockholders have, by executing the Stockholder Agreement, agreed to vote the 4,973,398 shares of Open Market common stock beneficially owned by them (the "Shares") as described below.

     Pursuant to the Stockholder Agreement, the Stockholders have agreed, at every Open Market stockholders meeting or any other meeting of the stockholders, however called, and in any action by written consent of the stockholders of the company to cause the Shares to be voted in favor of adoption and approval of the Merger Agreement, the Merger, and the transactions/issuance of shares of divine's class A common stock, as contemplated by the Merger Agreement, as the Merger Agreement may be modified or amended from time to time in a manner not adverse to the Stockholders. The Stockholders have further agreed not to vote any Shares in favor of any of the following (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any Company Acquisition Proposal (as defined in the Merger Agreement), (ii) any merger, consolidation, reorganization, recapitalization, sale of assets, liquidation, dissolution, or other business combination transaction involving Open Market, (iii) any removal of members of the board of directors of Open Market, (iv) any amendment to Open Market's certificate of incorporation, and (v) any other action that is inconsistent with the Merger or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement. The Stockholder Agreement terminates upon the termination of the Merger Agreement. As part of the Stockholder Agreement, the Stockholders delivered to divine an irrevocable proxy granting divine the right to vote the Shares in the manner contemplated by the Stockholder Agreement described above.

     The purpose of the transactions under the Stockholder Agreement are to enable divine and Open Market to consummate the transactions contemplated under the Merger Agreement.

     (c) Not applicable.

     (d) The officers and directors of Merger Sub shall be the initial directors and officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation, or removal in accordance with the Surviving Corporation's Certificate of Incorporation and by-laws.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware law and such Certificate of Incorporation. Upon consummation of the Merger, the by-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the registration of Open Market common stock under the Securities Exchange Act of 1934 will be terminated, and it will cease to be authorized to be quoted on the Nasdaq National Market.

                                     5 of 8

     (j) Other than as described above, the Reporting Person currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

     References to, and descriptions of, the Merger Agreement, the Credit Agreement, and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Credit Agreement, and the Stockholder Agreement, respectively, included as Exhibits 1, 2, and 3, respectively, to this Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Stockholder Agreements, divine may be deemed to be the beneficial owner of 4,973,398 shares of Open Market common stock. Those shares of Open Market common stock constitute approximately 10.53% of the issued and outstanding shares of Open Market common stock based on the 47,213,794 shares of Open Market common stock outstanding as of August 9, 2001. divine may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, divine (i) is not entitled to any rights as a stockholder of Open Market as to the Shares and (ii) disclaims any beneficial ownership of the shares of Open Market common stock that are covered by the Stockholder Agreements. divine does not have the power to dispose of the Shares.

     (c) To the knowledge of the Reporting Person, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of Open Market.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreement and the Credit Agreement and the exhibits thereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Open Market, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:


                                     6 of 8

1. Agreement and Plan of Merger, dated as of August 15, 2001, by and among divine, inc., DI1 Acquisition Company, and Open Market, Inc. (incorporated herein by reference to Exhibit 2.1 to divine's Current Report on Form 8-K filed August 17, 2001 (the "Form 8-K")).

2. Credit Agreement, dated as of August 15, 2001, by and between Open Market, Inc., as Borrower, and divine, inc., as Lender (incorporated herein by reference to Exhibit 99.2 to the Form 8-K).

3. Stockholder Agreement, dated as of August 15, 2001, by and between divine, inc. and each of Harland K. LaVigne, Thomas H. Bruggere, Shikhar Ghosh, William S. Kaiser, B.C. Krishna, Eugene F. Quinn, Paul L. Sagan, Patrick Scannell, Edward Durkin, Joseph Alwan and Greylock Equity Limited Partnership.






















                                     7 of 8

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 24, 2001

                                       divine, inc.


                                       By: /s/ Jude M. Sullivan
                                          ------------------------------
                                          Jude M. Sullivan
                                          Senior Vice President and
                                          General Counsel


















                                     8 of 8

                                   SCHEDULE A

                EXECUTIVE OFFICERS AND DIRECTORS OF DIVINE, INC.



The following tables set forth the name, business address and present principal occupation or employment of each executive officer and director of divine, inc. The business address of each executive officer is divine, inc., 1301 North Elston Avenue, Chicago, Illinois 60622.



                               EXECUTIVE OFFICERS
--------------------------------------------------------------------------------------------------
         NAME                            PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------
Andrew J. Filipowski                     Chairman of the Board and CEO
--------------------------------------------------------------------------------------------------
Michael P. Cullinane                     Executive Vice President, CFO,  Treasurer, and Director
--------------------------------------------------------------------------------------------------
Paul Humenansky                          President, COO, and Director
--------------------------------------------------------------------------------------------------


                                    DIRECTORS
--------------------------------------------------------------------------------------------------
     NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------
Tommy Bennett
Computer Associates International, Inc.        Senior Vice President
One Computer Associates Plaza
Islandia, NY   11749

--------------------------------------------------------------------------------------------------
John Cooper
Microsoft Corporation                           Senior Director of Corporate
One Microsoft Way                                      Development
Redmond, WA   98052

--------------------------------------------------------------------------------------------------
James E. Cowie
Frontenac Company                               General Partner
135 South LaSalle Street, Suite 3800
Chicago, IL   60603

--------------------------------------------------------------------------------------------------
Arthur W. Hahn
Katten Muchin Zavis                             Partner
525 West Monroe Street, Suite 1600
Chicago, IL   60661

--------------------------------------------------------------------------------------------------
J. Kevin Nater
One Dell Way                                   Vice President
Mail Stop 9003
Round Rock, TX 78682

--------------------------------------------------------------------------------------------------
Michael A. Forster
Internet Capital Group, Inc.                    Senior Partner of Operations
552 Ravine Avenue
Lake Bluff, IL   60044

--------------------------------------------------------------------------------------------------
Thomas J. Meredith
Dell Computer Corporation                       CFO
807 Las Cimas Parkway, Building 2
Austin, TX   78746

--------------------------------------------------------------------------------------------------
John Rau                                        Chairman of the Board
Chicago Title and Trust Company Foundation
171 North Clark Street
Chicago, IL   60601
--------------------------------------------------------------------------------------------------



                                      A-2